Proxy

ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF	Resolutions (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

MAG SILVER CORP. (THE “COMPANY”)

MEETING DATE:

Tuesday, June 13, 2006

MEETING TIME:

2:00 p.m. (Pacific time)

MEETING LOCATION:

328 – 550 Burrard Street, Vancouver, B.C., Canada

The undersigned shareholder of the Company hereby appoints Daniel T. MacInnis, President and Chief Executive Officer of the Company, or failing this person, Frank R. Hallam, Chief Financial Officer of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting and at every adjournment of the Meeting, to the same extent and with the same powers as if the undersigned shareholder were present at the Meeting or any adjournment of the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares:

This proxy form is not valid unless it is signed and dated.

See important information and instructions on reverse side.

For Withhold
	1. To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors.	[ ] [ ]
For Withhold
	2. To set the number of directors of the Company at five.	[ ] [ ]
	3. To elect the following persons as directors of the Company:	For Withhold
	Daniel T. MacInnis	[ ] [ ]
	David G. S. Pearce	[ ] [ ]
	Eric H. Carlson	[ ] [ ]
	R. Michael Jones	[ ] [ ]
	Peter K. Megaw	[ ] [ ]
For Withhold
	4. To re-approve the stock option plan of the Company as required by the TSX Venture Exchange.	[ ] [ ]

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This proxy is solicited by the management of the Company.

2.

If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation authorizing the signing person to execute the proxy form on the shareholder’s behalf that is acceptable to the Chairperson of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3.

If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person (who need not be a shareholder of the Company) to vote according to the shareholder’s instructions.  To appoint someone other than the person named in this proxy form, a shareholder must either:

a)

on the proxy form:

i)

strike out the printed names of the individuals specified as proxyholder;

ii)

insert the name of the shareholder’s nominee in the blank space provided;

iii)

complete, sign and date the proxy form; and

iv)

return the proxy form in accordance with the instructions in the box below; or

b)

complete another proper proxy form.

4.

If a shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the shareholder must:

a)

leave the wording appointing a nominee as shown on the proxy form;

b)

complete, sign and date the proxy form; and

c)

return the proxy form in accordance with the instructions in the box below.

5.

If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.  If the shareholder specifies a choice in the proxy form with respect to any resolution to be acted upon, then the shares represented will be voted or withheld from the vote on that resolution accordingly.  If no choice is specified in the proxy form with respect to any resolution to be acted upon, this proxy form confers discretionary authority with respect to that resolution upon the proxyholder appointed.  It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.  With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6.

If a shareholder returns this or another proper proxy form, the shareholder may still attend the Meeting and vote in person if the shareholder later decides to do so.  To attend and vote at the Meeting, the shareholder must record his/her/its attendance with the Company’s scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

To be presented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax by 2:00 p.m. (Pacific time) on Friday, June 9, 2006 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  The mailing address of Pacific Corporate Trust Company is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, and its fax number is (604) 689-8144.